15045770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21920

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilby Wilson Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4531 N 16th St. Suite 110
(No. and Street)

Phoenix	AZ	85016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce T. Hilby (602) 508-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 S Yosemite Street, Suite 600	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce T. Hilby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Arizona
Maricopa County
Rachel Duckett Marotta
My Commission Expires 03/06/2016

Signature

CEO/Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hilby Wilson, Inc.
(An Arizona Close Corporation)
Table of Contents

Report of Independent Registered Public Accounting Firm

Board of Directors
Hilby Wilson, Inc.

We have audited the accompanying statement of financial condition of Hilby Wilson, Inc. as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Hilby Wilson, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hilby Wilson, Inc. as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (the "Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of Hilby Wilson, Inc.'s financial statements. The Supplemental Schedules are the responsibility of Hilby Wilson, Inc.'s management. Our audit procedures included determining whether the Supplemental Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedules. In forming our opinion on the Supplemental Schedules we evaluated whether the Supplemental Schedules, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Denver, Colorado
February 16, 2015

HILBY WILSON, INC
(An Arizona Close Corporation)
Statement of Financial Condition
December 31, 2014

ASSETS	
Current Assets	
Cash & Cash Equivalents	$ 13,563
TOTAL ASSETS	**$ 13,563**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued Expenses	$ 4,500
Total Liabilities	4,500
Equity	
Capital	22,614
Retained Earnings	(13,551)
Total Equity	9,063
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 13,563**

The Accompanying notes are in an integral part of these financial statements

HILBY WILSON, INC
(An Arizona Close Corporation)
Statement of Operations
For the year ended December 31, 2014

Revenues	
Securities Compliance	$ 6,000
Total Income	6,000
Expenses	
General & Administrative	749
Office Rent & Overhead	6,000
Professional Fees	7,854
Total	14,603
Taxes	
State	50
Total Taxes	50
Total Expenses	14,653
Net Loss	(8,653)

The Accompanying notes are in an integral part of these financial statements

HILBY WILSON, INC
(An Arizona Close Corporation)
Statement of Stockholders' Equity
December 31, 2014

	Capital	Additional Paid-in Capital	Retained Earnings	Total
January 1, 2014	$ 500	$ 16,114	$ (4,898)	$ 11,716
Contributed Capital		6,000		6,000
Net Loss			(8,653)	(8,653)
December 31, 2014	$ 500	$ 22,114	$ (13,551)	$ 9,063

The Accompanying notes are in an integral part of these financial statements

HILBY WILSON, INC
(An Arizona Close Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2014

OPERATING ACTIVITIES		
Net Loss	$	(8,653)
Adjustments to reconcile Net Loss to net cash used by operations:		
Accrued Expenses		(4,500)
Accounts Payable - Related Party		500
Net cash used in Operating Activities		(12,653)
INVESTING ACTIVITIES		
Net cash provided by investing activities		-
FINANCING ACTIVITIES		
Contributed Capital		6,000
Net cash provided by Financing Activities		6,000
NET DECREASE IN CASH & CASH EQUIVALENTS		(6,653)
CASH & CASH EQUIVALENTS AT BEGINNING OF YEAR		20,216
CASH & CASH EQUIVALENTS AT END OF YEAR	**$**	**13,563**
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash Paid for:		
Interest	$	-
Income Taxes	$	50

The Accompanying notes are in an integral part of these financial statements

Hilby Wilson, Inc.
(An Arizona Close Corporation)
Notes to Financial Statements
December 31, 2014

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Coldwater Securities, Inc. (An Arizona Close Corporation) was incorporated on March 25, 1977, under the laws of the State of Arizona (S10-200 Arizona Revised Statutes, et seq.). This law allows a corporation to exist by the issuance of capital units, which is a proportioned share of the proprietary interest in the corporation owned by the investors. An investor is the owner of capital units of a close corporation. The corporation does not require officers and directors, but has appointed managers who have the authority to act on behalf of the corporation and have the same rights as corporate officers and directors. Effective January 1, 1983, Coldwater Securities, Inc. changed its name to Hilby Wilson, Inc. (an Arizona Close Corporation, the "Company"). The Company is licensed to operate as a broker-dealer, under the Securities and Exchange Act of 1934, and has operated as a broker for real estate limited partnerships being syndicated.

Revenue Recognition

The Company earns compliance fees for maintaining the Company's security status in the event the related parties wish to participate in various investment projects or to other broker-dealers. Non-refundable compliance fees are recognized as they are earned or upon receipt.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due and payable and deferred.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The carrying value of cash, receivables and accounts payable approximates fair value because of the short maturity of these items.

NOTE 2 NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $9,066, which was greater than its required net capital requirement of $5,000. The Company's net capital ratio (aggregate indebtedness/net capital) was 49.65% at December 31, 2014.

NOTE 3 RELATED PARTIES

The Company received compliance fees from a related corporation for the Companies' efforts in introducing investors to various projects. For the year ended December 31, 2014, the Company received $6,000 from this related corporation. The Company has an affiliate expense agreement with the same related corporation to pay monthly fees of $500 for rent, utilities, and office expenses. Rent and related expenses for 2014 totaled $6,000.

NOTE 4 INCOME TAXES

For the year ended December 31, 2014, the Company incurred net operating losses and, accordingly, no provision for Federal income taxes has been recorded, Arizona has a $50 minimum income tax even when companies have a loss. At December 31, 2014, the Company had approximately $35,148 of federal and $30,395 of state net operating losses. The net operating loss carryforwards, if not utilized, will begin to expire in 2029 for federal purposes and began expiring in 2014 for Arizona purposes. During 2014 the net operating loss from 2009 that expired was $4,573. The Company has provided a full valuation for the deferred tax assets resulting from the net operating losses as management believes it is more likely than not that they will not be fully realizable. In 2014, the valuation allowance increased approximately $1,900, comprised of additional net operating losses.

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years prior to 2011.

NOTE 5 STOCKHOLDERS EQUITY

During 2014, the owners of the Company made capital contributions in the amount of $6,000.

NOTE 6 SUBSEQUENT EVENTS

Management of the Company has reviewed all subsequent transactions through Feburary 16, 2015. It has been determined that there are no subsequent events which require disclosure.

HILBY WILSON, INC
(An Arizona Close Corporation)
Schedule I - Computation of Net Capital under Rule 15c3-1
December 31, 2014

Stockholders' equity		$	9,063
Less:	total non-allowable assets		-
Net Capital	**Adjustments to reconcile Net Income**		9,063
Aggregate indebtedness -			
	items included in financial statements		4,500
Basic net capital requirement			5,000
Excess net capital		$	4,063
Ratio aggregate indebtedness to net capital			49.65%

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form.

Hilby Wilson, Inc.
(A Close Arizona Corporation)
Schedule III - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2014

Hilby Wilson, Inc. (An Arizona Close Corporation) relies on Section K (2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.

Report of Independent Registered Public Accounting Firm on Exemption Provisions Required by Rule 17a-5 of the Securities Exchange Commission

Board of Directors
Hilby Wilson, Inc.

We have reviewed management's statements, included in the accompanying Ownership Exemption Report, in which (1) Hilby Wilson, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hilby Wilson, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), and (2) Hilby Wilson stated that Hilby Wilson, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hilby Wilson, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hilby Wilson, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

StarkSchenkein, LLP
Denver, CO
February 16, 2015

Hilby Wilson, Inc's. Exemption Report

Hilby Wilson, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §241.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed the exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3.3 *(k):* (2)(ii).

The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

Hilby Wilson, Inc.
Name of Company

I, Bruce Hilby, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:____________________

Title: President

December 31, 2014
Date of Report